Exhibit 99.30

AURINIA PHARMACEUTICALS INC.

(formerly Isotechnika Pharma Inc.)

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

AURINIA PHARMACEUTICALS INC. (the “Company”)

(formerly Isotechnika Pharma Inc.)

5120 – 75 Street

Edmonton, Alberta T6E 6W2

1.2	Executive Officer

Dennis Bourgeault

Chief Financial Officer

Telephone: 780.487.1600

ITEM 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

Aurinia Pharma Corp. (formerlyAurinia Pharmaceuticals Inc.) (the “Business”) is engaged in the business of holding rights of various medical technologies.

2.2	Date of Acquisition

September 20, 2013.

2.3	Consideration

Pursuant to a plan of arrangement under section 195 of the Business Corporations Act (British Columbia) (the “Arrangement”), the Company acquired all of the outstanding common shares of the Business in exchange for 19.82974808 common shares of the Company per common share of the Business.

2.4	Effect on Financial Position

As a result of the Arrangement, the Company appointed new officers, being:

•	Michael Martin, Chief Business Officer

•	Dr. Neil Solomons, Chief Medical Officer

•	Lawrence Mandt, Vice President of Regulatory Affairs and Quality

•	Dr. Richard Glickman, Executive Chairman

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Arrangement was conducted pursuant to an arrangement agreement dated August 6, 2013 among the Company, the Business and ILJIN Life Science Co. Ltd. (“ILJIN”). ILJIN is an insider of the Company.

2.7	Date of Report

November 14, 2013.

ITEM 3	FINANCIAL STATEMENTS

The financial statements of the Company listed below form part of this Business Acquisition Report, and are attached hereto as Schedule “A”:

•	Unaudited pro forma Consolidated Financial statements as at June 30, 2013.

The financial statements of the Business listed below form part of this Business Acquisition Report, and are attached hereto as Schedule “B”:

•	Audited financial statements as at December 31, 2012 and 2011 and for the years then ended.

•	Unaudited interim financial statements as at June 30, 2013 and 2012 and for the periods then ended.

DATED at Edmonton, Alberta this 14th day of November, 2013.

By	(signed) “Dennis Bourgeault”
	Name:	Dennis Bourgeault
	Title:	Chief Financial Officer

SCHEDULE “A”

Unaudited Pro Forma Financial Statements

(see attached)

A-1

SCHEDULE “B”

Historical Financial Statements of Aurinia Pharma Corp (formerly Aurinia Pharmaceuticals Inc.)

(see attached)

B-1

Aurinia Pharmaceuticals Inc.

(formerly Isotechnika Pharma Inc.)

Unaudited Pro-Forma Consolidated Financial Statements

As at June 30, 2013

UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS OF

AURINIA PHARMACEUTICALS INC.

(formerly ISOTECHNIKA PHARMA INC.)

PRO-FORMA FINANCIAL INFORMATION

Overview

These following unaudited pro-forma consolidated financial statements of Aurinia Pharmaceuticals Inc. (formerly Isotechnika Pharma Inc.) have been prepared on the basis of assumptions described in the notes thereto. The unaudited pro-forma consolidated balance sheet was prepared as at June 30, 2013 as if the Arrangement had occurred on June 30, 2013 and the unaudited pro-forma consolidated statements of operations and comprehensive loss were prepared for the year ended December 31, 2012 and the six months ended June 30, 2013 as if the Arrangement had occurred as of January 1, 2012. As described in note 1, these pro-forma consolidated financial statements have been prepared on the basis of accounting principles in effect at the date of announcement of the Arrangement and are based on management’s assumptions as at June 30, 2013. These statements are not necessarily indicative on what the financial position or results of operations would have been had the Arrangement occurred on the dates or for the periods indicated and do not purport to indicate future results of operations. In addition, they do not reflect any cost savings or other synergies that may result from the Arrangement.

These unaudited pro-forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Aurinia Pharmaceuticals Inc. (formerly Isotechnika Pharma Inc.) filed on SEDAR and Aurinia Pharma Corp. (formerly Aurinia Pharmaceuticals Inc.) which are included in this Business Acquisition Report.

Aurinia Pharmaceuticals Inc.

Pro-Forma Consolidated Balance Sheet

(unaudited)

As at June 30, 2013

(in thousands of Canadian dollars)

	Aurinia Pharmaceuticals Inc. $	Aurinia Pharma Corp. $	Pro Forma Adjustments (Notes 2 and 3) $		Combined Pro forma Consolidated $
Assets
Current assets
Cash and cash equivalents	478	15	—		493
Accounts receivable	188	—	—		188
Inventory	—	80	—		80
Prepaid expenses and deposits	49	124	—		173

	715	219	—		934
Non-current assets
Property and equipment	61	—	—		61
Intangible assets	2,932	2,448	12,503	(a)(b)(c)	17,883
Investment	368	—	(368	)(a)	—

Total assets	4,076	2,667	10,929		18,878

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities	2,642	21	(49	)(b)	2,614
Drug supply payable	1,698	—	—		1,698
Note payable	—	528	(528	)(b)	—
Finance lease liability	24	—	—		24
Current portion of deferred revenue	340	—	(36	)(b)	304
Financing milestones payable to ILJIN	—	—	1,600	(a)	1,600

	4,704	549	987		6,240
Non-current liabilities
Deferred revenue	2,417	—	(470	)(b)	1,947
Clinical and marketing milestones payable to ILJIN	—	—	2,410	(a)	2,410

	7,121	549	2,927		10,597

Shareholders’ equity (deficit)
Share capital
Common shares	204,531	660	10,752	(a)(c)	215,943
Class A common share		1,500	(1,500	)(c)	—
Warrants	415	—			415
Contributed surplus	9,981	13	(13	)(c)	9,981
Deficit	(217,748)	(55)	(255	)(a)(b)(c)	(218,058)
Accumulated other comprehensive loss	(224)	—	224	(a)	—

Total shareholders’ equity (deficit)	(3,045)	2,118	9,208		8,281

Total liabilities and shareholders’ equity	4,076	2,667	11,338		18,878

The accompanying notes are an integral part of these pro-forma consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Pro-Forma Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

For the six months ended June 30, 2013

(in thousands of Canadian dollars, except per share data)

	Aurinia Pharmaceuticals Inc. $	Aurinia Pharma Corp. $	Pro Forma Adjustments (Notes 2 and 3) $		Combined pro-forma Consolidated $
Revenue
Licensing revenue	119	—	(24	)(c)	95
Research and development revenue	55	—	—		55
Contract services	2	—	—		2

	176	—	(24)		152

Expenses
Research and development	790	—			790
Corporate and administration	1,001	17	—		1,018
Amortization of property and equipment	27	—	—		27
Amortization of intangible assets	138	—	—		138
Contract services	1	—	—		1
Other expense, net	5	8			13

	1,962	25			1,987

Net loss for the period	(1,786)	(25)	(24)		(1,835)
Other comprehensive income (loss)
Net change in fair value of investment	(224)	—	224	(a)	—

Comprehensive loss for the period	(2,010)	(25)	200		(1,835)

Loss per share (expressed in $ per share)
Basic and diluted net loss per common share	(0.009)				(0.009)

Weighted average number of common shares outstanding	193,867				193,867

The accompanying notes are an integral part of these unaudited pro-forma consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Pro-Forma Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

For the year ended December 31, 2012

(in thousands of Canadian dollars, except per share data)

	Aurinia Pharmaceuticals Inc. $	Aurinia Pharma Corp. From incorporation on April 3, 2012 to December 31, 2012 $	Pro Forma Adjustments $		Combined pro-forma Consolidated $
			(Notes 2 and 3)
Revenue
Licensing revenue	4,656	—	(62	)(c)	4,594
Research and development revenue	111	—	—		111
Contract services	59	—	—		59
Other	1,300				1,300

	6,126	—	(62)		6,064

Expenses
Research and development	5,481	—	—		5,481
Corporate and administration	3,881	30	—		3,911
Amortization of property and equipment	580	—	—		580
Amortization of intangible assets	267	—	—		267
Contract services	46	—	—		46
Other expense (income), net	5,558	8	—		5,566

	15,813	38	—		15,851

Net loss for the period	(9,687)	(38)	(62)		(9,787)
Other comprehensive income (loss)
Net change in fair value of investment	—	—	—		—

Comprehensive loss for the period	(9,687)	(38)	(62)		(9,787)

Loss per share (expressed in $ per share)
Basic and diluted net loss per common share	(0.05)				(0.05)

Weighted average number of common shares outstanding	177,619				177,619

The accompanying notes are an integral part of these unaudited pro-forma consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Notes to Pro-Forma Consolidated Financial Statements

(Unaudited)

1.	Basis of presentation:

On October 23, 2013, privately-held Aurinia Pharmaceuticals Inc. changed its name to Aurinia Pharma Corp. and Isotechnika Pharma Inc. changed its name to Aurinia Pharmaceuticals Inc. Therefore, for these pro-forma statements, Aurinia Pharmaceuticals Inc. refers to Isotechnika Pharma Inc. prior to the name change, while Aurinia Pharma Corp. refers to privately-held Aurinia Pharmaceuticals Inc. prior to the name change.

These unaudited pro-forma consolidated financial statements are prepared by management of Aurinia Pharmaceuticals Inc. (the “Company”) in accordance with the principles of International Financial Reporting Standards (“IFRS”) in effect as at June 30, 2013, and using the accounting principles disclosed in the consolidated financial statements of the Company. However, these unaudited pro-forma consolidated financial statements are not in compliance with IFRS as certain notes and information have been omitted or condensed for the purpose of the pro-forma financial statements. These unaudited pro-forma consolidated financial statements include:

•	an unaudited pro-forma consolidated balance sheet as at June 30, 2013, prepared from the unaudited interim condensed consolidated balance sheet of the Company as at June 30, 2013, which reflects the Arrangement (as defined in note 2 below) as if it had occurred on June 30, 2013;

•	an unaudited pro-forma consolidated statement of operations and comprehensive loss for the six months ended June 30, 2013, prepared from the unaudited interim condensed consolidated statement of operations of the Company for the six months ended June 30, 2013, which reflects the Arrangement as if it occurred on January 1, 2012; and

•	an unaudited pro-forma consolidated statement of operations for the year ended December 31, 2012, prepared from the audited consolidated statement of operations and consolidated loss of the Company for the year ended December 31, 2012, which reflects the Arrangement as if it occurred on January 1, 2012.

These unaudited pro-forma consolidated statements of operations do not include any non-recurring charges or credits resulting from the Arrangement as described in note 2.

These unaudited pro-forma consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company. In the opinion of management, these unaudited pro-forma consolidated financial statements include all adjustments necessary for a fair presentation and are based on reasonable assumptions as at November 14, 2013.

These unaudited pro-forma consolidated financial statements may not necessarily be indicative of the financial position and results of operations that would have been achieved if the Arrangement had occurred on the dates noted above and actual results may differ materially. In preparing these unaudited pro-forma consolidated financial statements, no adjustments have been made to reflect ongoing costs or savings that may result from the Arrangement.

2.	Plan of Arrangement

The Company and privately-held Aurinia Pharma Corp., on February 5, 2013, signed a binding term sheet (“Term Sheet”) for the acquisition of Aurinia Pharma Corp. by the Company, resulting in a clinical stage pharmaceutical company focused on the global nephrology market.

Aurinia Pharma Corp. is a spin-out from Vifor Pharma. The Company signed a global Licensing and Collaboration Agreement effective December 30, 2011 with Vifor (International) AG (“Vifor”), the specialty pharma company of Switzerland based Galenica Group. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License is for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Aurinia Pharma Corp’s leadership team was comprised primarily of former senior managers, directors and officers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired in 2008. While at Aspreva, this management team executed a significant lupus nephritis study, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia Pharma Corp. held certain rights to this large ALMS database and held the license for voclosporin in lupus nephritis, which was assigned to Aurinia Pharma Corp. from Vifor as part of the spin-out. Aurinia Pharma Corp’s lupus rights and database will be combined in the newly merged company with the transplantation and autoimmune rights, and the database held by the Company.

Aurinia Pharmaceuticals Inc.

Notes to Pro-Forma Consolidated Financial Statements

(Unaudited)

The Term Sheet sets forth the main criteria to be incorporated into a definitive merger agreement under which the Company will acquire 100% of the outstanding securities of Aurinia Pharma Corp. The merger will be effected by an exchange of the Company’s shares for securities of Aurinia Pharma Corp., resulting in an estimated 65:35 post-merger ownership split on a warrant diluted basis which is calculated to give effect to the dilution by the exercise of warrants but excluding the exercise of stock options, between the Company and Aurinia Pharma Corp., respectively. It is expected that the merger will be accounted for as a business combination with the Company being the acquirer.

In addition, the Company and Aurinia Pharma Corp. have negotiated a definitive tripartite settlement with ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN will be entitled to receive pre-defined future clinical and marketing milestone payments in the aggregate amount of $10,000,000, plus up to $1,600,000 upon the new company reaching certain financing milestones. ILJIN also received a total of common shares from treasury 126,223,583 pursuant to the plan of arrangement (the Arrangement) on September 20, 2013.

3.	Basis of accounting and pro-forma adjustments

As the merger will be accounted for as a business combination with the Company being the acquirer of Aurinia Pharma Corp., the Company will apply the acquisition method to account for the transaction. These unaudited pro-forma consolidated financial statements recognize separately from goodwill and other intangible assets, the identifiable assets acquired and the liabilities assumed from Aurinia Pharma Corp. The increase in the fair value of the assets less assumed liabilities over their carrying values, have been reflected as goodwill and intangible assets in these unaudited pro-forma consolidated financial statements, and is based on management’s preliminary estimate of fair value.

The following assumptions and adjustments have been made to reflect the Arrangement. The Arrangement comprised the settlement with ILJIN and the acquisition of Aurinia Pharma Corp. by the Company.

(a)	Adjustment to record the contract settlement with ILJIN pursuant to the Definitive Settlement Agreement signed between ILJIN, Aurinia Pharma Corp. and the Company on April 3, 2013. ILJIN will be entitled to receive pre-defined future clinical and marketing milestone payments in the aggregate amount of $10,000,000, plus up to $1,600,000 upon the combined company reaching certain financing milestones. ILJIN will also receive shares issued from treasury and the 10% investment in Aurinia Pharma Corp. that the Company received as a license fee payment as compensation, such that ILJIN will own approximately 25% of the issued and outstanding shares of the merged company on a warrant diluted basis. The estimated fair value of this contract settlement at June 30, 2013 is $8,190,000 and has been determined to represent reacquired license rights, which has been reflected in the pro-forma balance sheet as an increase in intangible assets. Consideration is comprised of $3,812,000 in common shares, $1,600,000 to liability for financial milestones payable to ILJIN and $2,410,000 to liability for clinical and marketing milestones payable to ILJIN, based on the estimated fair value of the pre-defined future milestone payments. In addition, the investment in Aurinia Pharma Corp. of $368,000 has been transferred to ILJIN. As a result, the $224,000 change in the fair value of the investment for the six months ended June 30, 2013 has been eliminated on the pro forma statements of operations and comprehensive loss.

(b)	Adjustments to remove license fee revenue and deferred revenue from the Vifor License, and the corresponding entries recorded by Aurinia Pharma Corp., as if the Arrangement had occurred January 1, 2012. This has the effect of reducing intangible assets recorded by Aurinia Pharma Corp. in the amount of $1,169,000, and reducing note payable to ILJIN of $528,000, accounts payable of $49,000 and deferred revenue of $592,000. The licensing revenue earned from the Vifor license has also been eliminated in the pro-forma statements of operations and comprehensive loss.

Aurinia Pharmaceuticals Inc.

Notes to Pro-Forma Consolidated Financial Statements

(Unaudited)

(c)	The estimated impact of acquiring the net assets of Aurinia Pharma Corp., after considering the elimination of the pre-existing relationship between the Company and Aurinia Pharma Corp. as noted in (b) above, is as follows:

Net assets acquired
Working capital, net	$198,000
Intangibles	2,448,000
Note payable	(528,000)

Net assets at carrying value	2,118,000
Fair value adjustment-intangibles and goodwill	5,482,000

Consideration to Aurinia – Common shares	$7,600,000

The actual net assets acquired by the Company and the value of the consideration paid will be based on the net assets and liabilities assumed at the effective date of the acquisition and other information available at that time. Accordingly, the actual amounts that will ultimately be recorded to reflect the acquisition will vary from the pro-forma amounts and the variations may be material.

Aurinia Pharmaceuticals Inc.

Consolidated Financial Statements

As at and for the six months ended June 30, 2013

Aurinia Pharmaceuticals Inc.

Consolidated Balance Sheet

(in thousands of Canadian dollars)

	December 31,	June 30,
	2012	2013
		(unaudited)
Assets
Current assets
Cash	$61	$15
Prepaid expenses	127	124
Inventory	80	80

	268	219
Intangible assets	1,920	2,448

Total assets	$2,188	$2,667

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (note 5)	$66	$21
Note payable (note 6)	—	528

Total current liabilities	66	549

Shareholders’ equity
Share capital (note 7)
Class A common share	1,500	1,500
Common shares	660	660
Contributed surplus	—	13
Deficit	(38)	(55)

	2,122	2,118

Total liabilities and shareholders’ equity	$2,188	$2,667

Subsequent events (note 11)

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board

Aurinia Pharmaceuticals Inc.

Consolidated Statement of Operations

For the three and six month periods ended June 30, 2013

(in thousands of Canadian dollars)

	Three months ended June 30, 2013	Six months ended June 30, 2013
	(unaudited)	(unaudited)
Expenses
General and administration	$3	17
Foreign exchange loss	7	8

Net loss for the period	$10	$25

Basic and diluted loss per common share	$(0.00)	$(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Consolidated Statement of Changes in Shareholders’ Equity

For the three and six month periods ended March 31, 2013 and June 30, 2013 respectively

(in thousands of Canadian dollars)

	Class A
	common	Common	Contributed		Shareholders’
	share	shares	surplus	Deficit	equity
Balance December 31, 2012	$1,500	$660	—	(38)	$2,122
Contributed surplus	—	—	13	—	13
Net loss for the quarter	—	—	—	(7)	(7)

Balance March 31, 2013 (unaudited)	$1,500	$660	13	(45)	$2,128

Net loss for the quarter	—	—	—	(10)	(10)

Balance June 30, 2013 (unaudited)	$1,500	$660	13	(55)	$2,118

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the three and six month periods ended June 30, 2013

(in thousands of Canadian dollars)

	Three months ended June 30, 2013	Six months ended June 30, 2013
	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss for the period	(10)	(25)
Items not affecting cash:
Unrealized foreign exchange loss	7	8
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	1	(45)

Net cash used in operating activities	(2)	(62)

Cash flows from financing activities:
Increase in contributed surplus	—	13

Net cash provided by financing activities	—	13

Effect of foreign exchange rate changes on cash	—	3

Decrease in cash	(2)	(46)
Cash - Beginning of period	17	61

Cash - End of period	15	15

Non-cash transactions:
Acquisition of intangible assets through the issuance of a note payable	—	528

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2013

(in thousands of Canadian dollars)

1.	Nature of operations:

Aurinia Pharmaceuticals Corp. (the Company) was incorporated under the Company Act (British Columbia) on April 3, 2012. The company began operations on September 12, 2012 and is a biopharmaceutical company dedicated to the development and commercialization of voclosporin for the area of Lupus and proteinuric kidney diseases. The Company has two subsidiaries Aurinia Holdings Corp. and Aurinia Development Corp.

2.	Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. At June 30, 2013 and December 31, 2012 as described below, there exist material uncertainties that may cast significant doubt on the Company’s ability to continue as a going concern without raising additional funds.

For the six month period ended June 30, 2013, the Company reported a loss of $25 (unaudited) (three month period ended December 31, 2012 – loss of $38), a cash outflow from operating activities of $62 (unaudited) (period ended December 31, 2012 – inflow of $38), and as at June 30, 2013 had an accumulated deficit of $55 (unaudited) (December 31, 2012 - $38).

In order to undertake development and commercialization of voclosporin and continue operating, the Company needs to raise funds in the immediate future.

On August 15, 2013, the Company and Isotechnika Pharma Inc. (“Isotechnika”) completed an agreement to merge the two companies, as described in note 11. Management believes the consolidation of intellectual property through the merger, and reaching a settlement with ILJIN Life Science Co., Ltd (“ILJIN”). provides the combined entity with an opportunity to raise funding to continue the development of voclosporin for the lupus indication.

The outcome of these matters is dependent on a number of factors outside the Company’s control. Given the nature of the biotechnology sector there is no assurance that any new financings or partnerships will materialize on a timely basis or be obtained on favourable terms.

The success of the Company and recoverability of the amounts expensed on development to date, including capitalized intangible assets, is dependent on the ability of the Company and its partners to raise additional cash, to complete development activities, receive regulatory approval and successfully commercialize voclosporin in the key markets and indications, whereby the Company can achieve future profitable operations. Depending on the results of the development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of development, commence new areas of development, or curtail certain or all of the Company’s operations.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2013

(in thousands of Canadian dollars)

2.	Going concern (continued)

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and reported revenues and expenses and statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian Accounting Standards for Private Enterprises (“ASPE”). These consolidated financial statements have been prepared on a going concern and historical cost basis. These consolidate financial statements are presented in Canadian dollars, which is the Company’s functional currency. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

a)	Principles of consolidation:

These consolidated financial statements include the accounts of Aurinia Pharmaceuticals Inc. and its wholly-owned subsidiaries, Aurinia Holdings Corp. (incorporated in Barbados) and Aurinia Development Corp. (incorporated in Barbados). Intercompany accounts and transactions have been eliminated on consolidation.

b)	Use of estimates:

The preparation of the consolidated financial statements in conformity with ASPE requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. A significant area requiring the use of estimates relate to the assessment fair market value of intangible assets. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates.

c)	Foreign currency translation:

Monetary items denominated in a foreign currency and non-monetary items carried at market are adjusted at the balance sheet date to reflect the exchange rate in effect at that date. Exchange gains and losses are included in the determination of net income for the period.

Financial statements of integrated foreign operations are translated as follows: monetary items at the exchange rate at the balance sheet date; non-monetary items, including amortization thereon, at historical exchange rates and; revenue and expense at the average rates of exchange in effect for the period. Exchange gains and losses are included in the determination of net income for the period.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2013

(in thousands of Canadian dollars)

3.	Significant accounting policies (continued)

d)	Financial instruments:

Financial instruments are recorded at fair value on initial recognition. Freestanding derivative instruments that are not in a qualifying hedging relationship and equity instruments that are quoted in an active market are subsequently measured at fair value. All other financial instruments are subsequently measured at cost or amortized cost, unless management has elected to carry the instruments at fair value. The Company has not elected to carry any such financial instruments at fair value.

Transaction costs incurred on the acquisition of financial instruments measured subsequently at fair value are expensed as incurred. All other financial instruments are adjusted by transaction costs incurred on acquisition and financing costs. These costs are amortized using the straight-line method.

Financial assets are assessed for impairment on an annual basis at the end of the fiscal year if there are indicators of impairment. If there is an indicator of impairment, the Company determines if there is a significant adverse change in the expected amount or timing of future cash flows from the financial asset. If there is a significant adverse change in the expected cash flows, the carrying value of the financial asset is reduced to the highest of the present value of the expected cash flows, the amount that could be realized from selling the financial asset or the amount the Company expects to realize by exercising its right to any collateral. If events and circumstances reverse in a future period, an impairment loss will be reversed to the extent of the improvement, not exceeding the initial impairment charge.

e)	Intangible assets:

Intangible assets are comprised of licenses and intellectual property which will be used in the development of voclosporin. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, is less than the carrying value of the underlying technology, then the carrying value is written down to its fair value. The amounts shown for intangible assets do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2013

(in thousands of Canadian dollars)

3.	Significant accounting policies (continued)

f)	Income taxes:

The Company uses the future income taxes method of accounting for income taxes. Under the future income taxes method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment. Refundable taxes that will be recovered on the payment of qualifying dividends are recognized as a future income tax asset.

A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company’s provision for the current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

g)	Basic and diluted loss per share:

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the weighted average number of common shares outstanding during the period, adjusted to include the numbers of incremental common shares that would have been outstanding if all dilutive potential common shares had been issued.

4.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, and accounts payable and accrued liabilities. The Company’s financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and currency risk.

a)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. There are material uncertainties that may cast a significant doubt that the Company will be able to continue as a going concern without raising additional funds as more fully disclosed in note 2 going concern. See also subsequent events (note 11) for activities being conducted by the Company subsequent to year end.

The Company’s activities have been financed through the issuance of equity. The Company completed a $60 private placement in the fourth quarter of 2012.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2013

(in thousands of Canadian dollars)

4.	Financial instruments (continued)

Accounts payable and accrued liabilities of $21 are payable within one year of June 30, 2013.

b)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

c)	Currency risk:

The Company is exposed to financial risks as a result of exchange rate fluctuations and the volatility of these rates. In the normal course of business, the Company incurs certain expenses denominated in U.S. dollars. The Company does not currently enter into forward contracts to mitigate this risk.

5.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise of:

	December 31,	June 30,
	2012	2013
		(unaudited)
Trade accounts payable	$6	$3
Other payables	50	—
Other accrued liabilities	10	18

	$66	$21

6.	Note Payable

The Company’s licence agreement with Isotechnika requires various payments to Isotechnika to be made upon the achievement of certain milestones. During the six month period ending June 30, 2013, the Company received certain documentation which caused $520 USD to be payable to Isotechnika. The Company has completed an agreement to merge with the licensee (see note 11) which will result in the forgiveness of this liability.

7.	Shareholders’ Equity

a)	Common Shares:

Authorized:

Unlimited number of participating voting common shares without par value.

One Class A participating voting common share without par value (note 7(c)).

Unlimited number of preferred shares without par value.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2013

(in thousands of Canadian dollars)

7.	Shareholders’ Equity (continued)

Issued:

Common shares:

	Number of common shares
	(in thousands)
Balance December 31, 2012	6,079	$660

Balance June 30, 2013 (unaudited)	6,079	$660

Class A common share:

	Number of Class A shares
Balance December 31, 2012	1	$1,500

Balance June 30, 2013 (unaudited)	1	$1,500

b)	Warrants:

During the period from incorporation on April 3, 2012 to December 31, 2012, the Company, pursuant to a private placement raised proceeds of $60 by the issuance of 70,588 units at a price of $0.85 cents per unit. Each unit consisted of one common share and one half non-transferable common share purchase warrant exercisable at $0.85 up to December 31, 2018. At December 31, 2012, a total of 35,294 warrants were outstanding.

c)	Class A common shares

During the period from incorporation on April 3, 2012 to December 31, 2012, the Company issued one class A common share to Vifor (International) AG in exchange for assignment and assumption of the agreement between Vifor (International) AG and Isotechnika. The estimate of fair value for this transaction was $1,500. Prior to the merger (note 11), the Class A common share is convertible into the number of fully paid common shares necessary to issue such that the holder owns 19.9% of the fully diluted common shares of the company.

d)	Contributed surplus:

During the six months ended June 30, 2013, the Company received a contribution of $13 from a shareholder.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2013

(in thousands of Canadian dollars)

8.	Basic and diluted loss per share

Reconciliation of the loss and weighted average number of common shares used in the calculations are set forth below:

	Six months ended June 30, 2013	Three months ended June 30, 2013
	(unaudited)	(unaudited)
Net loss	$(25)	$(10)
Weighted average number of common shares outstanding	7,598,854	7,598,854

Basic and diluted loss per share	$(0.00)	$(0.00)

Weighted average number of common shares for basic loss per share includes the assumed conversion of the one class A common share for 1,519,695 common shares. In each of the periods the Company excluded 35,294 share purchase warrants as the effect of these options would be anti-dilutive.

9.	Commitments

Pursuant to a licence agreement with Isotechnika, the Company is responsible for additional near term milestone payments of up to $720 USD based on the receipt of certain data and documentation. During the six month period June 30, 2013, the Company received certain documentation which caused $520 USD to be payable to Isotechnika. This amount was included in a note payable (note 6). On September 20, 2013, the Company completed an agreement to merge with Isotechnika which will remove these commitments (see note 11).

The Company is also responsible for milestones of up to $6.28 million USD for first patient in Phase II study, first patient in Phase III study, U.S. Food and Drug Administration’s (the FDA’s) filing for approval and the FDA’s approval for marketing and commercialization of voclosporin in the lupus indication. The Company is also responsible for milestone payments of up to $6 million USD based on first commercial sale of the product for an indication in the field. The Company also has an obligation to pay royalties based on future net sales. On September 20, 2013, the Company completed an agreement to merge with the licensee (see note 11) which will remove these commitments.

See note 11 for future commitments as a result of the completed agreement to merge with Isotechnika.

10.	Income taxes

The Company is subject to taxes in Canada and Barbados.

At December 31, 2012 the company has a total loss carryforward of approximately $35 available to offset future taxable income in Canada and Barbados. These losses will expire in 2032. As utilization of such operating losses for tax purposes is uncertain, the future income tax benefit has been fully offset by a valuation allowance.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2013

(in thousands of Canadian dollars)

11.	Subsequent events

On February 5, 2013, the Company and Isotechnika signed a Binding Term Sheet (“Term Sheet”) for the merger of the two companies, resulting in a clinical stage pharmaceutical company focused on the global nephrology market. The Term sheet set forth the main criteria under which Isotechnika will acquire 100% of the outstanding securities of the Company resulting in Isotechnika shareholders owning 65% of the merged company and Aurinia shareholders owning 35% of the merged company.

On August 15, 2013, the transaction was approved by Isotechnika shareholders. On September 20, 2013, all merger and related transactions were complete and the merged entity adopted Aurinia Pharmaceuticals Inc. as its new corporate name. The new entity expects to transition from the Toronto Stock Exchange to the TSX Venture Exchange for the listing of its common shares and intends to proceed with a consolidation of shares on a 50:1 basis, which was also approved by shareholders on August 15, 2013.

As part of the completed transaction, the merged entity is responsible for a funding payment of $1.6 million USD to ILJIN upon securing Phase IIB financing. The merged entity is also responsible for additional payments to ILJIN of up to $10 million USD upon the achievement of certain milestones.

Aurinia Pharmaceuticals Inc.

Consolidated Financial Statements

As at and for the period from incorporation on April 3, 2012 to December 31, 2012 and the three months ended March 31, 2013

KPMG LLP Chartered Accountants St. Andrew’s Square II 800-730 View Street Victoria BC V8W 3Y7	Telephone Telefax Internet	(250) 480-3500 (250) 480-3539 www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Aurinia Pharmaceuticals Inc.

We have audited the accompanying consolidated financial statements of Aurinia Pharmaceuticals Inc., which comprise the consolidated balance sheet as at December 31, 2012, the consolidated statements of operations, changes in shareholders’ equity and cash flows from incorporation on April 3, 2012 to December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian accounting standards for private enterprises, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG

International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Aurinia Pharmaceuticals Inc. as at December 31, 2012, and its consolidated results of operations and its consolidated cash flows from incorporation on April 3, 2012 to December 31, 2012 in accordance with Canadian accounting standards for private enterprises.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates Aurinia Pharmaceuticals Inc. has a deficit and the ability to continue as a going concern is dependent on the continued support from its shareholders. These conditions, along with other matters as set forth in Note 2 in the consolidated financial statements, indicate the existence of a material uncertainty that may cast significant doubt about Aurinia Pharmaceuticals Inc.‘s ability to continue as a going concern.

Chartered Accountants

May 30, 2013

Victoria, Canada

Aurinia Pharmaceuticals Inc.

Consolidated Balance Sheet

(in thousands of Canadian dollars)

	December 31 2012	March 31 2013 (unaudited)
Assets
Current assets
Cash	$61	$17
Prepaid expenses	127	124
Inventory	80	80

	268	221

Intangible assets	1,920	2,448

Total assets	$2,188	$2,669

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (note 5)	$66	$20
Note payable (note 6)	—	528

Total current liabilities	66	548

Shareholders’ equity
Share capital (note 7)
Class A common share	1,500	1,500
Common shares	660	660
Contributed surplus	—	13
Deficit	(38)	(52)

	2,122	2,121

Total liabilities and shareholders’ equity	$2,188	$2,669

Subsequent events (note 11)

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board

Signed: “Richard Glickman” Director	Signed: “Michael Martin” Director

Aurinia Pharmaceuticals Inc.

Consolidated Statement of Operations

For the nine month period from incorporation on April 3, 2012 to December 31, 2012 and the three month period ended March 31, 2013

(in thousands of Canadian dollars)

	December 31 2012	March 31 2013 (unaudited)
Expenses
General and administration	$30	$13
Foreign exchange loss	8	1

Net loss for the period	$38	$14

Basic and diluted loss per common share	$(0.01)	$(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Consolidated Statement of Changes in Shareholders’ Equity

For the nine month period from incorporation on April 3, 2012 to December 31, 2012 and the three month period ended March 31, 2013

(in thousands of Canadian dollars)

	Class A Common Share	Common Shares	Contributed surplus	Deficit	Shareholders’ Equity
Issue of shares	$1,500	$660	—	—	$2,160
Net loss for the period	—	—	—	(38)	(38)

Balance December 31, 2012	1,500	660		(38)	2,122

Contributed surplus	—	—	13	—	13
Net loss for the quarter	—	—	—	(14)	(14)

Balance March 31, 2013 (unaudited)	$1,500	$660	13	(52)	$2,121

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the nine month period from incorporation on April 3, 2012 to December 31, 2012 and the three month period ended March 31, 2013

(in thousands of Canadian dollars)

	December 31 2012	March 31 2013 (unaudited)
Cash flows from operating activities
Net loss for the period	$(38)	(14)
Items not affecting cash:
Unrealized foreign exchange loss	8	1
Changes in operating assets and liabilities:
Prepaid expenses	(7)	—
Inventory	—	—
Accounts payable and accrued liabilities	66	(46)
Note payable	—	—

Net cash used in operating activities	29	(59)

Cash flows from investing activities
Purchase of intangible assets	(50)	—

Net cash used in investing activities	(50)	—

Cash flows from financing activities:
Increase in contributed surplus	—	13
Issuance of Class A common share	21	—
Issuance of common shares	60	—

Net cash provided by financing activities	81	13

Effect of foreign exchange rate changes on cash	1	2

Increase (decrease) in cash	61	(44)
Cash - Beginning of period	—	61

Cash - End of period	$61	17

Non-cash transactions:

Acquisition of intangible assets ($1,279), inventory ($80) and prepaid expenses ($120) through the issuance of 1 Class A common share	1,479	—

Acquisition of intangible assets through the issuance of 751,071common shares	600	—

Acquisition of intangible assets through the issuance of a note payable	—	528

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the period from incorporation on April 3, 2012 to December 31, 2012 and the three month period ended March 31, 2013

(in thousands of Canadian dollars)

1.	Nature of operations:

Aurinia Pharmaceuticals Corp. (the Company) was incorporated under the Company Act (British Columbia) on April 3, 2012. The company began operations on September 12, 2012 and is a biopharmaceutical company dedicated to the development and commercalization of voclosporin for the area of Lupus and proteinuric kidney diseases. The Company has two subsidiaries Aurinia Holdings Corp. and Aurinia Development Corp.

2.	Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. At March 31, 2013 and December 31, 2012 as described below, there exist material uncertainties that may cast significant doubt on the Company’s ability to continue as a going concern without raising additional funds.

For the three month period ended March 31, 2013, the Company reported a loss of $14 (unaudited) (period ended December 31, 2012 – loss of $38), a cash outflow from operating activities of $59 (unaudited) (period ended December 31, 2012 – inflow of $38), and as at March 31, 2013 had an accumulated deficit of $52 (unaudited) (December 31, 2012 - $38).

In order to undertake development and commercialization of voclosporin and continue operating, the Company needs to raise funds in the immediate future.

The Company and Isotechnika Pharma Inc. (“Isotechnika”) are in the process of merging the two companies, as described in note 11. The transaction is subject to certain closing conditions including, among others, the acceptance and approval by the Toronto Stock Exchange and the approval of Isotechnika’s shareholders.

Management believes the consolidation of intellectual property through the merger, and reaching a settlement with ILJIN Life Science Co., Ltd. provides the combined entity with an opportunity to raise funding to continue the development of voclosporin for the lupus indication.

The outcome of these matters is dependent on a number of factors outside the Company’s control. Given the nature of the biotechnology sector there is no assurance that any new financings or partnerships will materialize on a timely basis or be obtained on favourable terms.

The success of the Company and recoverability of the amounts expensed on development to date, including capitalized intangible assets, is dependent on the ability of the Company and its partners to raise additional cash, to complete development activities, receive regulatory approval and successfully commercialize voclosporin in the key markets and indications, whereby the Company can achieve future profitable operations. Depending on the results of the development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of development, commence new areas of development, or curtail certain or all of the Company’s operations.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the period from incorporation on April 3, 2012 to December 31, 2012 and the three month period ended March 31, 2013

(in thousands of Canadian dollars)

2.	Going concern (continued)

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and reported revenues and expenses and statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian Accounting Standards for Private Enterprises (“ASPE”). These consolidated financial statements have been prepared on a going concern and historical cost basis. These consolidate financial statements are presented in Canadian dollars, which is the Company’s functional currency. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

a)	Principles of consolidation:

These consolidated financial statements include the accounts of Aurinia Pharmaceuticals Inc. and its wholly-owned subsidiaries, Aurinia Holdings Corp. (incorporated in Barbados) and Aurinia Development Corp. (incorporated in Barbados). Intercompany accounts and transactions have been eliminated on consolidation.

b)	Use of estimates:

The preparation of the consolidated financial statements in conformity with ASPE often requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. A significant area requiring the use of estimates relate to the assessment fair market value of intangible assets. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates.

c)	Foreign currency translation:

Monetary items denominated in a foreign currency and non-monetary items carried at market are adjusted at the balance sheet date to reflect the exchange rate in effect at that date. Exchange gains and losses are included in the determination of net income for the period.

Financial statements of integrated foreign operations are translated as follows: monetary items at the exchange rate at the balance sheet date; non-monetary items, including amortization thereon, at historical exchange rates and; revenue and expense at the average rates of exchange in effect for the period. Exchange gains and losses are included in the determination of net income for the period.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the period from incorporation on April 3, 2012 to December 31, 2012 and the three month period ended March 31, 2013

(in thousands of Canadian dollars)

3.	Significant accounting policies (continued)

d)	Financial instruments:

Financial instruments are recorded at fair value on initial recognition. Freestanding derivative instruments that are not in a qualifying hedging relationship and equity instruments that are quoted in an active market are subsequently measured at fair value. All other financial instruments are subsequently measured at cost or amortized cost, unless management has elected to carry the instruments at fair value. The Company has not elected to carry any such financial instruments at fair value.

Transaction costs incurred on the acquisition of financial instruments measured subsequently at fair value are expensed as incurred. All other financial instruments are adjusted by transaction costs incurred on acquisition and financing costs. These costs are amortized using the straight-line method.

Financial assets are assessed for impairment on an annual basis at the end of the fiscal year if there are indicators of impairment. If there is an indicator of impairment, the Company determines if there is a significant adverse change in the expected amount or timing of future cash flows from the financial asset. If there is a significant adverse change in the expected cash flows, the carrying value of the financial asset is reduced to the highest of the present value of the expected cash flows, the amount that could be realized from selling the financial asset or the amount the Company expects to realize by exercising its right to any collateral. If events and circumstances reverse in a future period, an impairment loss will be reversed to the extent of the improvement, not exceeding the initial impairment charge.

e)	Intangible assets:

Intangible assets are comprised of licenses and intellectual property which will be used in the development of voclosporin. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, is less than the carrying value of the underlying technology, then the carrying value is written down to its fair value. The amounts shown for intangible assets do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the period from incorporation on April 3, 2012 to December 31, 2012 and the three month period ended March 31, 2013

(in thousands of Canadian dollars)

3.	Significant accounting policies (continued)

f)	Income taxes:

The Company uses the future income taxes method of accounting for income taxes. Under the future income taxes method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment. Refundable taxes that will be recovered on the payment of qualifying dividends are recognized as a future income tax asset.

A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company’s provision for the current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

g)	Basic and diluted loss per share:

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the weighted average number of common shares outstanding during the period, adjusted to include the numbers of incremental common shares that would have been outstanding if all dilutive potential common shares had been issued.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the period from incorporation on April 3, 2012 to December 31, 2012 and the three month period ended March 31, 2013

(in thousands of Canadian dollars)

4.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, and accounts payable and accrued liabilities. The Company’s financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and currency risk.

a)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. There are material uncertainties that may cast a significant doubt that the Company will be able to continue as a going concern without raising additional funds as more fully disclosed in note 2 going concern. See also subsequent events (Note 11) for activities being conducted by the Company subsequent to year end.

The Company’s activities have been financed through the issuance of equity. The Company completed a $60 private placement in the fourth quarter of 2012.

Accounts payable and accrued liabilities of $66 are payable within one year of December 31, 2012.

b)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

c)	Currency risk:

The Company is exposed to financial risks as a result of exchange rate fluctuations and the volatility of these rates. In the normal course of business, the Company incurs certain expenses denominated in U.S. dollars. The Company does not currently enter into forward contracts to mitigate this risk.

5.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise of:

	December 31 2012	March 31 2013
		(unaudited)
Trade accounts payable	$6	$3
Other payables	50	—
Other accrued liabilities	10	17

	$66	$20

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the period from incorporation on April 3, 2012 to December 31, 2012 and the three month period ended March 31, 2013

(in thousands of Canadian dollars)

6.	Note Payable

The Company’s licence agreement with Isotechnika requires various payments to Isotechnika to be made upon the achievement of certain milestones. During the three month period March 31, 2013, the Company received certain documentation which caused $520 USD to be payable to Isotechnika. The Company has entered into an agreement to merge with the licensee (see note 11) which would remove this liability.

7.	Shareholders’ Equity

a)	Common Shares:

Authorized:

Unlimited number of participating voting common shares without par value.

One Class A participating voting common share without par value (note 7(c))

Unlimited number of preferred shares without par value.

Issued:

Common shares:

	Number of common shares (in thousands)
Issued as founder stock	5,258	—
Issued pursuant to private placement (note 7(b))	70	$60
Issued for Isotechnika agreement (note 9)	751	600

Balance December 31, 2012	6,079	660

Balance March 31, 2013 (unaudited)	6,079	$660

Class A common share:

	Number of Class A shares
Issued for Voclosporin license (note 7(c))	1	$1,500

Balance December 31, 2012	1	1,500

Balance March 31, 2013 (unaudited)	1	$1,500

b)	Warrants:

The Company, pursuant to a private placement raised proceeds of $60 by the issuance of 70,588 units at a price of $0.85 cents per unit. Each unit consisted of one common share and one half non-transferable common share purchase warrant exercisable at $0.85 up to December 31, 2018. At December 31, 2012, a total of a total of 35,294 warrants were outstanding.

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the period from incorporation on April 3, 2012 to December 31, 2012 and the three month period ended March 31, 2013

(in thousands of Canadian dollars)

7.	Shareholders’ Equity (continued)

c)	Class A common shares

During the period ended December 31, 2012, the Company issued one class A common share to Vifor (International) AG in exchange for assignment and assumption of the agreement between Vifor (International) AG and Isotechnika. The estimate of fair value for this transaction was $1,500. Prior to the merger (note 11), the Class A common share is convertible into the number of fully paid common shares necessary to issue such that the holder owns 19.9% of the fully diluted common shares of the company.

d)	Contributed surplus:

During the three months ended March 31, 2013, the Company received a contribution of $13 from a shareholder.

8.	Basic and diluted loss per share

Reconciliation of the loss and weighted average number of common shares used in the calculations are set forth below:

	December 31 2012	March 31 2013
		(unaudited)
Net loss	$(38)	$(14)
Weighted average number of common shares outstanding	6,829,883	7,598,854

Basic and diluted loss per share	$(0.01)	$(0.00)

Weighted average number of common shares for basic loss per share is calculated based on the commencement of active operations on September 12, 2012. In addition, it includes the assumed conversion of the one class A common share for 1,519,695 common shares. In each of the periods ended December 31, 2012 and March 31, 2013, the Company excluded 35,294 share purchase warrants as the effect of these options would be anti-dilutive.

9.	Commitments

Pursuant to a licence agreement with Isotechnika, at December 31, 2012, the Company was responsible for additional near term milestone payments of up to $720 USD based on the receipt of certain data and documentation. During the three month period March 31, 2013, the Company received certain documentation which caused $520 USD to be payable to Isotechnika. This amount was included in a note payable (note 6).

Aurinia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

As at and for the period from incorporation on April 3, 2012 to December 31, 2012 and the three month period ended March 31, 2013

(in thousands of Canadian dollars)

9.	Commitments (continued)

The Company is also responsible for milestones of up to $6.28 million USD for first patient in Phase II study, first patient in Phase III study, U.S. Food and Drug Administration’s (the FDA’s) filing for approval and the FDA’s approval for marketing and commercialization of voclosporin in the lupus indication. The Company is also responsible for milestone payments of up to $6 million USD based on first commercial sale of the product for an indication in the field. The Company also has an obligation to pay royalties based on future net sales. The Company has entered into an agreement to merge with the licensee (see note 11) which would remove these commitments.

10.	Income taxes

The Company is subject to taxes in Canada and Barbados.

At December 31, 2012 the company has a total loss carryforward of approximately $35 available to offset future taxable income in Canada and Barbados. These losses will expire in 2032. As utilization of such operating losses for tax purposes is uncertain, the future income tax benefit has been fully offset by a valuation allowance.

11.	Subsequent events

On February 5, 2013, the Company and Isotechnika signed a Binding Term Sheet (“Term Sheet”) for the merger of the two companies, resulting in a clinical stage pharmaceutical company focused on the global nephrology market. The Term sheet sets forth the main criteria under which Isotechnika will acquire 100% of the outstanding securities of the Company resulting in Isotechnika shareholders owning 65% of the merged company and Aurinia shareholders owning 35% of the merged company.

The transaction is subject to certain closing conditions including, among others, the approval by the Toronto Stock Exchange (the “TSX”) and the approval of Isotechnika’s shareholders. The merged entity is expected to adopt Aurinia Pharmaceuticals Inc. as its new corporate name.